www.linkedin.com/in/
nektariosbaziotis (LinkedIn)
enki.tech/ (Company)
apogee.gr/ (Company)
calendly.com/enkitech (Other)

Top Skills

Educational Leadership
Project Management
Business Development

Languages

English (Native or Bilingual)
Greek (Native or Bilingual)
Italian (Full Professional)
French (Professional Working)
Spanish (Professional Working)

Publications

"WinMe a Career" a career success
workbook
INSIST - Create your dream career

Nektar Baziotis - Dr. h.c.

Human Rights: Education | Artificial Intelligence | Investor
Santa Monica, California, United States

Summary

Nektar Baziotis is an experienced entrepreneur, technology
leader, and sought-after speaker with over 20 years of expertise
in international business development, IT project management, IT
business consulting, e-learning, and artificial intelligence. Throughout
his career, Nektar has made significant contributions to numerous
organizations, companies, and startups across multiple countries.

As the founder of ICARUS AI Inc. and co-founder of ENKI Inc. and
Apogee Information Systems, Nektar has successfully implemented
large-scale IT products and services for prestigious entities such
as the United Nations, the European Commission, the European
Parliament, and more. His profound understanding of artificial
intelligence, e-learning strategies, and implementation roadmaps
has earned him recognition in various magazines and industry
publications. In addition, as Director of Technologies at Expert
DOJO and CTO of Artest Management Group, he brings a strategic
approach to portfolio companies, leveraging AI and cross-sector
experience.

Nektar holds a BA in Mathematics from AUTH GR, a Master of
Business Administration from Sheffield UK, and has pursued
additional studies in Artificial Intelligence from MIT US and
entrepreneurship from Wharton US. With a passion for innovation,
he has led a team of experts at ICARUS AI in developing an
adaptable e-learning platform that seamlessly integrates knowledge
management, machine learning, and cognitive understanding. This
groundbreaking approach has positioned ICARUS AI as a leader in
technological innovation within the e-learning industry.

Driven by a constant desire to revolutionize the field of e-learning,
Nektar is a dynamic and engaging speaker who captivates
audiences with his insights, thought leadership, and visionary
ideas. His presentations offer invaluable knowledge and actionable

strategies for embracing the power of artificial intelligence, transforming learning experiences, and driving organizational growth.

_____

Experience

ICARUS AI E-Learning
Chief Executive Officer - Founder
December 2020 - Present (5 years 4 months)
Santa Monica, California, United States

Edtech AI Platform, providing education across the world.

ENKI Technologies inc.
President - Co-Founder
May 2015 - Present (10 years 11 months)
Santa Monica, California, United States

With strong cross-market experience, we provide solid solutions and business strategy

- Project Management
- Business Development and Strategic Expansion
- E-learning Strategist and Consultant
- Artificial Intelligence
- HR Strategy and Planning

Expert Dojo
Chief Technology Officer
August 2014 - Present (11 years 8 months)
Santa Monica, California, United States

Responsible for Developments and Tech Decisions for Expert Dojo.

Recent works include, official website, and development of the platform dedicated to investors and startups.

Artest Management Group
Chief Technology Officer
June 2023 - Present (2 years 10 months)
Los Angeles Metropolitan Area

Euro-Mediterranean Economists Association - EMEA
IT and Artificial Intelligence Officer

October 2012 - Present (13 years 6 months)
Barcelona, Catalonia, Spain

Evolutionary Archetypes Consulting SL
Co-Founder
November 2011 - Present (14 years 5 months)
Barcelona, Catalonia, Spain

Artificial Intelligence Strategist

E-Learning

Senior IT Project Management for EA projects https://ea.consulting/eu-
projects/

Business Development

Apogee Information Systems
Founder & Managing Director
August 2005 - Present (20 years 8 months)

- Project management and Team coordination on EU-projects

- Information Systems & Database expert

- Communication Development

- International Business

- E-learning Expert

- Human Resources Management

National Small Business Association
NSBA Leadership Council
February 2023 - February 2024 (1 year 1 month)
Washington, District of Columbia, United States

NSBA is a staunchly nonpartisan organization, with decades of small-business
advocacy expertise.

European Railway Agency
Business Analyst
December 2011 - December 2012 (1 year 1 month)

- Facilitation of feasibility study;

- Business analysis;

- Defining actual situation and business models;

- Identification of a technical implementation approach;

- Database design;

- Cost factor analysis.

Cedefop
Project manager
November 2002 - October 2004 (2 years)

Fields of expertise:

1. Project management

2. Developing web projects & sophisticated web sites,

3. Web server (internal and public) server administration.

4. Database server administration.

5. Database design and implementation.

6. Webmaster on eurolib.net and europass.

Projects & implementations:

1. EUROPASS, http://europass.cedefop.eu.int/

2. VET-DET, Thesaurus system over web.

3. ICT, http://ict.cedefop.eu.int/

4. CEN, http://cen.cedefop.eu.int/

5. CEDEFOP Languages database

6. ETV, http://www.trainingvillage.gr/

7. Workflow system for the Development Unit Department

Telemach International
IT Director
August 2000 - November 2002 (2 years 4 months)
Greater New York City Area - Thessaloniki Greece

Director of the web development department and Project manager. Responsible for Electronic Document Management System Filenet installations & support, Windows 2000 Server installation – administration - management, SQL Server administrator, LAN Administrator, Director of engineers. Autonomy Server and Autonomy Portal in a Box Installation, Customer Requirements Analysis, Sale & Administrator demonstrations responsible.

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Education

Global Humanistic University
Doctor's Degree, Education · (October 2025)

Massachusetts Institute of Technology

Artificial Intelligence · (2019 - 2019)

Wharton Online

Certificate, AI Strategy and Governance · (2023 - 2024)

The University of Sheffield

Master of Business Administration - MBA, Business · (2002 - 2004)

Aristoteleion Panepistimion Thessalonikis

Bachelor's degree, mathematics · (1997)